Exhibit 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-183350) and Form S-8 (No. 333-188451) of Trecora Resources of our report dated March 26, 2014 with respect to the balance sheet of SSI Chusei, Inc. as of December 31, 2013 and related statements of comprehensive income, stockholder’s equity and cash flows for the year then ended, and of our report dated April 1, 2013 with respect to the balance sheet of SSI Chusei, Inc. as of December 31, 2012 and the related statements of comprehensive income, stockholder’s equity and cash flows for the year then ended, which reports appear in this Current Report on Form 8-K/A of Trecora Resources.

/s/ Appelrouth, Farah & Co., P.A.
Coral Gables, Florida
December 10, 2014